Filed by: Blockchain Moon Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Companies:

DLTx ASA

Blockchain Moon Acquisition Corp.

(Commission File No.: 001-40922)

November 10, 2022

Alpha Sigma Capital Research Launches New “Ask Me Anything” Series with James Haft, Chairman of DLTx

James Haft and the executive team at DLTx ASA (“DLTx”) will be presenting about the progress of DLTx and its planned business combination with Blockchain Moon Acquisition Corp.

Hermosa Beach, CA, November 9, 2022, Alpha Sigma Capital Research, has developed a series of educational AMAs (“Ask Me Anything”) series to bring blockchain thought leaders to its research subscribers and limited partners.

DATE: November 10, 2022

PRESENTERS: James Haft, Chairman, and Simon Campbell, CCO, for DLTx

REGISTRATION REQUIRED: Register in advance of meeting here.

TICKER: NASDAQ: BMAQU, BMAQ, BMAQW, BMAQR

Interested in receiving ASC Research complimentary, sign up here.

About Alpha Sigma Capital Research

Active Investing in the Blockchain Economy.™

Alpha Sigma Capital Research is provided by Alpha Sigma Capital Advisors, LLC, the Investment Manager for the Alpha Sigma Capital Fund, LP and Alpha Sigma Capital Fund II, LP. Alpha Sigma Capital (ASC) investment funds are focused on emerging blockchain companies that are successfully building their user-base, demonstrating real-world uses for their decentralized ecosystems, and moving blockchain technology towards mass-adoption. ASC is focused on companies leveraging blockchain technology to provide value-add in areas such as fintech, AI, supply chain, and healthcare. Apply to receive ASC Research at www.alphasigma.fund/research.

DISCLOSURE

This research is for informational use only. This is not investment advice. Other than disclosures relating to Alpha Sigma Capital this research is based on current public information that we consider reliable, but we do not represent it as accurate or complete, and it should not be relied on as such. The information, opinions, estimates, and forecasts contained herein are as of the date hereof and are subject to change without prior notification. We seek to update our research as appropriate.

Any forecasts contained herein are for illustrative purposes only and are not to be relied upon as advice or interpreted as a recommendation. The price of crypto assets may rise or fall because of changes in the broad market or changes in a company's financial condition, sometimes rapidly or unpredictably. Past performance is not a guide to future performance, future returns are not guaranteed, and a loss of original capital may occur. Fluctuations in exchange rates could have adverse effects on the value or price of, or income derived from, certain investments. We and our affiliates, officers, directors, and employees, excluding equity and credit analysts, will from time to time have long or short positions in, act as principal in and buy or sell, the securities or derivatives, if any, referred to in this research.

The information on which the analysis is based has been obtained from sources believed to be reliable such as, for example, the company’s financial statements filed with a regulator, company website, company white paper, pitchbook, and any other sources. While Alpha Sigma Capital has obtained data, statistics, and information from sources it believes to be reliable, Alpha Sigma Capital does not perform an audit or seek independent verification of any of the data, statistics, and information it receives.

Unless otherwise provided in a separate agreement, Alpha Sigma Capital does not represent that the report contents meet all of the presentation and/or disclosure standards applicable in the jurisdiction the recipient is located. Alpha Sigma Capital and their officers, directors, and employees shall not be responsible or liable for any trading decisions, damages, or other losses resulting from, or related to, the information, data, analyses or opinions within the report.

Crypto and/or digital currencies involve substantial risk, are speculative in nature and may not perform as expected. Many digital currency platforms are not subject to regulatory supervision, unlike regulated exchanges. Some platforms may commingle customer assets in shared accounts and provide inadequate custody, which may affect whether or how investors can withdraw their currency and/or subject them to money laundering. Digital currencies may be vulnerable to hacks and cyber fraud as well as significant volatility and price swings.

Contact:
Sandra Ditore
Investor Relations
Alpha Sigma Capital Advisors, LLC
info@alphasigma.fund

About DLTx

DLTx is a vertically integrated technology company expanding Web 3 capabilities by deploying blockchain infrastructure at scale across major global industries. The DLTx team is comprised of decentralists who believe in the new economy that's powered by cryptographic digital assets. The DLTx team has been at the forefront of developing and launching several of the most important protocols in the blockchain space including Ethereum, developed the first blockchain investment fund in 2014, has built out massive scale mining infrastructure since 2015, and now operates the first publicly traded company focused on powering Web 3.

Learn more at https://www.DLTx.com

About Blockchain Moon

Blockchain Moon Acquisition Corp. (“Blockchain Moon”) is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Blockchain Moon seeks to capitalize on the extensive experience of its management team, board of directors and advisors who are both blockchain industry investors and entrepreneurs to pursue prospective targets that are high growth businesses in blockchain technologies in North America, Europe, and Asia. Blockchain Moon is led by Chairman and Chief Executive Officer Enzo Villani and Chief Financial Officer Wes Levitt.

Learn more at https://www.BMAQ.IO

Important Information about Blockchain Moon and Where to Find It

On October 15, 2022, Blockchain Moon announced that it executed a Business Combination Agreement (the “Business Combination Agreement”), dated as of October 14, 2022, with Malibu Parent Inc., a Delaware corporation (“New BMAC”), Hermosa Merger Sub LLC, a Delaware limited liability company, and DLTx ASA, a Norwegian public limited liability company (“DLTx”) (the transactions contemplated by the Business Combination Agreement, the “Business Combination”).

New BMAC intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”), which will include a prospectus with respect to New BMAC’s securities to be issued in connection with the proposed Business Combination and proxy statement with respect to Blockchain Moon’s stockholder meeting to vote on the proposed transaction (the “Business Combination Proxy Statement”). The Business Combination Proxy Statement will be sent to all Blockchain Moon stockholders. Blockchain Moon and New BMAC also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Blockchain Moon are urged to read the registration statement and the Business Combination Proxy Statement/prospectus included therein and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and securityholders of Blockchain Moon will be able to obtain free copies of the registration statement and the Business Combination Proxy Statement/prospectus included therein and all other relevant documents filed or that will be filed with the SEC by New BMAC or Blockchain Moon through the website maintained by the SEC at www.sec.gov. The documents filed by Blockchain Moon or New BMAC with the SEC also may be obtained free of charge upon written request to Blockchain Moon Acquisition Corp., 4651 Salisbury Road, Suite 400, Jacksonville, FL 32256.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED OF THE TRANSACTIONS DESCRIBED IN THIS PRESS RELEASE, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PRESS RELEASE. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Caution Regarding Forward-Looking Statements

This press release contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended, including certain financial forecasts and projections. All statements other than statements of historical fact contained in this press release, including statements as to future results of operations and financial position, revenue and other metrics planned products and services, business strategy and plans, objectives of management for future operations of DLTx, market size and growth opportunities, competitive position and technological and market trends, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “plan,” “targets,” “projects,” “could,” “would,” “continue,” “forecast” or the negatives of these terms or variations of them or similar expressions. All forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. All forward-looking statements are based upon estimates, forecasts and assumptions that, while considered reasonable by Blockchain Moon and its management, and DLTx and its management, as the case may be, are inherently uncertain and many factors may cause the actual results to differ materially from current expectations which include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against DLTx, Blockchain Moon, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of Blockchain Moon or the stockholders of DLTx, or to satisfy other closing conditions of the Business Combination; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability to meet Nasdaq’s listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of DLTx as a result of the announcement and consummation of the Business Combination; (7) the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) the inability of the combined company to implement its green mining strategy by entering into agreements in the future to acquire energy at its target price and power uptime; (9) costs related to the Business Combination; (10) changes in applicable laws or regulations; (11) the possibility that DLTx or the combined company may be adversely affected by other economic, business and/or competitive factors; (12) the inability to obtain financing in connection with the Business Combination; (13) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Blockchain Moon’s securities; (14) the risk that the transaction may not be completed by the Business Combination date and the potential failure to obtain a further extension of the Business Combination deadline if sought by Blockchain Moon; (15) the impact of the COVID-19 pandemic, including any mutations or variants thereof, and its effect on business and financial conditions; (16) volatility in the markets caused by geopolitical and economic factors; and (17) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Blockchain Moon’s Form S-1 (File No. 333- 259770), its most recent Quarterly Report on Form 10-Q and registration statement on Form S-4 that New BMAC intends to file with the SEC, which will include a document that serves as a prospectus and proxy statement of Blockchain Moon, referred to as a proxy statement/prospectus, and other documents filed by Blockchain Moon from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Blockchain Moon nor DLTx gives any assurance that Blockchain Moon, DLTx or the combined company will achieve its expected results. Neither Blockchain Moon nor DLTx undertakes any duty to update these forward-looking statements, except as otherwise required by law.

Participants in the Solicitation

Blockchain Moon, New BMAC and DLTx and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Blockchain Moon’s stockholders in connection with the proposed transactions. Blockchain Moon’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and executive officers of Blockchain Moon, New BMAC and DLTx from the proxy statement/prospectus included in the registration statement on Form S-4 to be filed by New BMAC with the SEC in connection with the Business Combination.

No Offer or Solicitation

This press release is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.